Exhibit 4.7

FIRST ADDENDUM TO CONSULTANCY AGREEMENT

This First Addendum (the "Addendum") is made and entered effective as of the 1st day of January 2023 (the "Effective Date"), by and between:

InMode Ltd., Israeli registration number 514073618, of Tavor Building, Sha'ar Yokne'am Industrial Zone, P.O. Box 533, Yoknea'm 20692, Israel (the "Company"); and

M.N. Business Strategy Ltd., Israeli incorporation number 512297508, of 2 Yatziz St., Tel- Aviv, Israel, via its sole principal Mr. Moshe Mizrahy, Israeli I.D. number 051825396 (respectively, the "Consultant" and the "Principal").

(The Company and the Consultant shall be jointly referred to herein as the "Parties").

WHEREAS, the Company and the Consultant are parties to Consultancy Agreement dated August 1, 2018, pursuant thereto the Consultant, through the Principal, serves as the CEO of the Company (the "Consultancy Agreement", respectively); and

WHEREAS, the Parties wish to amend certain terms of the Agreement, effective as of the Effective Date, by increasing the Consultant's Consulting Fee, as further set out below;

NOW THEREFORE, the Parties hereby agree as follows:

1.	Capitalized te1ms in this Addendum shall bear the meaning ascribed to such terms in the Agreement unless the context otheiwise requires.

2.
The Parties agree that effective as of the Effective Date, Section 3.1 to Appendix A to the Consultancy Agreement shall be revised in such manner that the Consultant's gross monthly Consulting Fee shall increase to US $22,000 plus VAT, if applicable.

3.	Except as explicitly amended by this Addendum, the provisions of the Employment Agreement will continue in full force.